

GP Strategies Corporation

Annual Report 2001

GP Strategies Corporation



To Our Shareholders

What a year. Obviously our business travails pale before what hit our nation — but this is our report to our shareholders; not Mr. Bush's.

Actually, we accomplished many of our goals. We are still disgruntled with our share price but will rely on the inherent wisdom of the "market" to ultimately correct that situation. Join me in a review of 2001.



We had six consecutive quarters of increased revenues and EBITDA through June 2001.

1 General Physics Corporation We had six consecutive quarters of increased revenues and EBITDA through June 2001. Unfortunately, the third and fourth quarters broke the string due to the continued downturn in the economy and the events of September 11, 2001. Nevertheless, we have been able to generate respectable EBITDA as a result of proactive actions to bring our costs in line with our revenues. New clients have been added including Coca Cola, Texas Instruments and Owens Corning. We have experienced a drop-off in the automobile and advanced manufacturing sectors, but our government business has been growing and our client base has remained stable. Our expectations are that as the downturn in the economy recedes, our core manufacturing sectors should get back on track, and we shall be able to take full advantage of our reduced cost basis. We have reincorporated our e-Learning services into our core competency business as all visions of an IPO have been temporarily halted.

In 2002 we will be working hard to integrate our Learning Resource Management (outsourcing) capabilities with our e-Learning capabilities to provide a full scope solution to our customers that is second to none. The outsourcing of the training function continues to have tremendous potential for General Physics, in particular as the economy rebounds and companies strive to keep their cost base as variable as possible. We are working actively to push our domestic preparedness capabilities, in particular to the health care industry and will also continue to build upon the success we have had in the alternative fuels construction management area, as evidenced by our significant wins at Omnitrans and Boeing. In terms of market sectors, we believe many that struggled last year (automobile) will rebound, and we will be well positioned to benefit from this, but we will also be continuing our push into the pharmaceutical sector, again building upon our past successes.

2 Financial We were pleased to enter into a new three-year bank arrangement ($40 million) with a group of banks led by Fleet Bank as agent. Our bank debt has been reduced significantly, from $49.5 million on December 31, 2000 to $32.3 million on December 31, 2001. This dramatic reduction — especially in a very difficult business environment — was possible through the selling of certain assets of the company. These included shares in Millennium Cell-MCEL and

other assets. We will continue these asset sales and maintain our program of debt reduction.

3 HydroMed Sciences (HMS) In December, 2001, we raised $7 million from a group of experimental life sciences investors led by Sanders, Morris & Harris — monies which will finance the completion of the Phase III clinical program in the use of HMS's Hydron® implant to deliver (one year) Histrelin® (LHRH) to control prostate cancer. Simultaneous with this infusion of capital, HMS cancelled their license arrangement with Shire Pharmaceutical, their previous licensee. GP Strategies will suffer some dilution (from 100% to 48% on a fully-diluted basis) in HydroMed, but these monies are critical for the future of the HydroMed program. What's the old cliché? Better half of something than 100% of nothing.



New clients have been added including Coca Cola, Texas Instruments and Owens Corning.

Our legal action against MCI Communications Corp., Systemhouse and Electronic Data Systems Corp. is proceeding on course. We are in the midst of discovery and, for obvious reasons, cannot comment. For those new shareholders, be advised that we are suing the above in a fraud action for $117.9 million, plus interest and punitive damages.

We are pleased to announce the addition of Marshall Geller to our Board of Directors. Mr. Geller has been active in the financial community for over 30 years and has been associated with some of the leading financial institutions in this country. We have strengthened our management team with the election of Scott Greenberg as President of the Corporation. This should give a strong signal of our thoughts about succession.

As part of the changing world, we also wish to advise our shareholders of the resignation from the Board of Directors of G. Chris Andersen and Donald P. Jacobs.

We are a comparably small company — and yet our financials always seem to contain a multitude of footnotes, non-core assets, non-training subsidiaries, and pluses and minuses in our income statement. Although accurate, it tends to be confusing and distracting. The goal is to be evaluated by the financial community as a pure training company. Non-core assets have been sold, and this policy will be accelerated. Mies van der Rohe said it better: "Less is more."



We were pleased to enter into a new three-year bank arrangement ($40 million) with a group of banks led by Fleet Bank as agent.

Numbers usually tell the story. If I had written this on September 1, 2001, I would have talked in sweeping terms of six successive quarters with increased revenues & EBITDA. Now I'm pleased to say that we are weathering the storm and are confident of the future. The one thing that has been consistent in my forty-plus years with this company is that we do not live and work in a static environment. I suspect there will be changes this year also — if so, you may rest assured that the results will be incremental to shareholder value. Moods are tempered by events. Ours too. This has been a somber period. We have gutted it out to date, and we will continue but from an ever-stronger position. One takes a certain joy in writing these annual letters. It's more than a reiteration of facts and events. It's a sharing of our strategy of growth. This year I want to change the rules. There will be two letters — today's and one in six months.

That will move the strategic to the tactical. Until then...

Chairman and Chief Executive Officer

April 3, 2002

Financial Review

Selected Financial Data

Operating Data (in thousands, except per share data)

Years ended December 31,	2001	2000	1999	1998	1997
Sales	**$186,611**	$197,467	$224,810	$284,682	$234,801
Gross margin	**22,577**	19,789	26,379	41,993	35,229
Interest expense	**4,733**	5,616	4,922	3,896	4,075
Income (loss) before taxes	**1,570**	(34,265)	(21,293)	(695)	2,730
Net income (loss)	**(945)**	(25,392)	(22,205)	(2,061)	3,423
Earnings (loss) per share:					
Basic	**(.09)**	(2.04)	(1.95)	(.19)	.33
Diluted	**(.09)**	(2.04)	(1.95)	(.19)	.31

Balance Sheet Data (in thousands)

December 31,	2001	2000	1999	1998	1997
Cash, cash equivalents and marketable securities	**$ 1,705**	$ 11,317	$ 4,068	$ 7,548	$ 13,725
Short-term borrowings	**32,338**	36,162	40,278	30,723	23,945
Working capital (deficit)	**(2,750)**	1,834	(146)	13,989	34,797
Total assets	**163,891**	212,578	197,118	210,905	190,612
Long-term debt	**6,863**	17,612	18,490	21,559	6,588
Stockholders'equity	**95,943**	112,518	99,982	120,335	126,583

Selected Quarterly Financial Data (in thousands, except per share data)

Three Months Ended	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
Sales	**$49,114**	**$50,347**	**$44,713**	**$42,437**	$47,800	$50,328	$50,786	$48,553
Gross margin	**6,359**	**6,974**	**4,683**	**4,561**	4,362	4,949	4,821	5,657
Net income (loss)	**(244)**	**734**	**847**	**(2,282)**	(1,753)	(22,566)	6,549	(7,622)
Net income (loss) per share:								
Basic	**(.02)**	**.06**	**.06**	**(.19)**	(.15)	(1.85)	.52	(.59)
Diluted	**(.02)**	**.06**	**.06**	**(.19)**	(.15)	(1.85)	.52	(.59)

Results of Operations

Overview

The Company's primary operating entity is General Physics, which is a performance improvement company that assists productivity driven organizations to maximize workforce performance by integrating people, processes and technology. General Physics is a total solution provider for strategic training, engineering, consulting and technical support services to Fortune 1000 companies, government, utilities and other commercial customers. General Physics' operations were resegmented in 2000 to two segments: the Manufacturing & Process Group and the IT Group. In addition to General Physics, the Company has a third segment, MXL Industries, which manufactures molded and coated optical products and a fourth operating segment, Hydro Med Sciences Group. The Company also holds a number of investments in publicly held companies, including Millennium, GSES and FSP and a private company Hydro Med Sciences ("HMS").

In 2001, the Company had income before income taxes of $1,570,000 compared to a loss of $34,265,000 in 2000. The increase in income before income taxes in 2001, as compared to 2000, was primarily due to the negative impact on the Company's 2000 results of the closing of the open enrollment IT business in the third quarter of 2000. The results of 2000 also included an asset impairment charge of $19,245,000, a restructuring charge of $8,630,000, and a loss of $7,331,000 from the total IT operations. During 1999, the Company adopted restructuring plans, primarily related to its IT Business segment, believing at that time that the strategic initiatives and cost cutting moves taken in late 1999 and the first quarter of 2000 would enable the IT Group to return to profitability. However, as those plans were unsuccessful, the Company decided to close the open enrollment IT business in the UK and Canada in the third quarter of 2000.

In 2001, the Company had a net gain of $4,294,000 on marketable securities, primarily relating to the Company's sale of 2,081,000 shares of Millennium, 861,000 of which were trading securities and 1,220,000 of which were available- for- sale. The Company received gross proceeds of $14,624,000 from these sales. In addition, the Company recorded a $2,370,000 credit to compensation expense related to a deferred compensation plan offered to certain of its employees, which is included as a credit to Selling, general and administrative expense *(see Note 3 to the Consolidated Financial Statements)*. The Company also had restructuring charge reversals of $1,174,000 primarily relating to favorable settlements on certain lease and contractual obligations. These items were offset by an operating loss from HMS of approximately $3,400,000 and a $320,000 write-down on investments, of which $200,000 related to FSP. In addition, the Company recorded charges of approximately $1,050,000 relating to financial consulting services (of which $750,000 is a non-cash stock based award) and $400,000 relating to a potential new credit agreement which was not consummated. The Company also incurred in excess of $500,000 relating to legal fees relating to the Company's litigation against MCI Communications Corporation, Systemhouse and Electronic Data System Corporation, as successor to Systemhouse *(see Note 19)*.

In 2000 the Company had a gain of $10,111,000 on trading securities primarily relating to its 861,500 shares of Millennium stock held as trading securities at December 31, 2000 and the gain on the sale of 138,500 shares of Millennium stock sold during the fourth quarter of 2000. This was offset by equity losses of $2,389,000, which were primarily the result of an equity loss related to GSES of $1,936,000 in 2000, which is included in investment and other income (loss). The Company also recorded write-downs of $2,400,000 related to its investment in FSP and $1,000,000 related to its investment in GSES in 2000, which is included in Loss on investments. In addition, the Company recorded a $3,809,000 non-cash compensation expense related to a deferred compensation plan offered to certain of its employees which is included in selling, general and administrative expenses.

Sales

Years ended December 31, (in thousands)	2001	2000	1999
Manufacturing & Process	$164,361	$161,859	$160,326
Information Technology	11,061	24,593	53,619
Optical Plastics	11,184	10,998	10,353
Hydro Med Sciences	5	17	512
	$186,611	$197,467	$224,810

The increased sales of $2,502,000 achieved by the Manufacturing & Process Group in 2001 compared to 2000 was the result of increased sales in the government sector, offset by decreased sales in the automotive, telecommunications and advanced manufacturing sectors. These decreases were due to the continued downturn in the economy compounded by the effects of the events of September 11, 2001. The decrease in sales of $13,532,000 in the IT Group in 2001 was primarily the result of the shut-down of the open enrollment IT business in the third quarter of 2000.

The increased sales of $1,533,000 achieved by the Manufacturing & Process Group in 2000 as compared to 1999 was the result of increased sales in the automotive, telecommunications and advanced manufacturing sectors, offset by decreases in the aerospace and government sector. The decrease in sales of $29,026,000 in the IT Group in 2000 as compared to 1999 was primarily the result of the decreased open enrollment IT business in the first six months of the year and then its closing in the third quarter.

In 2001 and 2000, the sales in the Optical Plastics Group (MXL) increased 2% and 6%, respectively. In 2001 MXL's major customer comprised 27% of the segment's net sales and in 2000, MXL's major customer comprised 34% of the segment's net sales.

Gross margin

Years ended December 31, (in thousands)	2001		2000		1999	
		%		%		%
Manufacturing & Process	$18,551	11.3	$22,277	13.8	$24,976	15.6
Information Technology	1,781	16.1	(4,645)	-	(1,085)	-
General Physics	20,332	11.6	17,632	9.5	23,891	11.2
Optical Plastics	2,816	25.2	2,888	26.3	2,719	26.3
HMS	(571)	-	(731)	-	(231)	-
	$22,577	12.1	$19,789	10.0	$26,379	11.7

General Physics total gross margin increased from $17,632,000 to $20,332,000 from 2000 to 2001. This increase was primarily attributable to the turnaround of the Company's IT operations which returned to profitability in 2001.

The gross margin of $18,551,000 by the Manufacturing & Process Group in 2001 decreased both in terms of dollars and percent of sales as compared to 2000. This decrease was due to the continued downturn in the higher margin automotive and advanced manufacturing sectors. This decrease was offset by an increase in revenues for the lower margin government sectors. In addition, there was increased investment in the e-Learning business and increased expenses due to staff reduction in the third and fourth quarters due to the events of September 11, 2001 and the continued downturn in the economy.

The gross margin of $22,277,000 by the Manufacturing & Process Group in 2000 decreased both in terms of dollars and percent of sales, as compared to 1999, as the result of significant investment in the e-Learning business and reduced business in certain areas of the automotive sector, which typically generates higher margins.

The increase in the IT Group gross margin in 2001 was due to the Company's renewed focus on its contract IT operations. The decrease in the IT Group in 2000 as compared to 1999 was the result of operating and shutdown losses related to the IT open enrollment business in the U.K. and Canada. The negative gross margin incurred by the IT Group in 1999 was principally caused by (1) lower than anticipated sales levels, (2) write-offs of inventory and other revenue producing activities which were exited as a result of the restructuring plans, and (3) lower labor utilization, as compared to 1998.

The gross margin earned by the Optical Plastics Group remained relatively stable in 2001, 2000 and 1999.

Investment and other income (loss), loss on investments, and gains on marketable securities, net

Included in the Consolidated Statements of Operations are the following:

Years ended December 31, (in thousands)	**2001**	2000	1999
Investment and other income (loss)	**$ 496**	$ (1,306)	$ 223
Loss on investments	**(320)**	(3,400)	(1,662)
Gains on marketable securities, net	**4,294**	10,111	3,016

The investment and other income (loss) in 2001 was primarily related to interest income on loans receivables. The investment and other income (loss) for 2000 was primarily due to equity losses of $2,389,000 relating to the Company's equity investments. These losses were offset by investment and other income of $1,083,000 relating primarily to interest on loans receivable. The investment and other income for 1999 was primarily due to income of approximately $884,000 related to interest on loans receivable. This income was offset by equity losses of approximately $661,000 relating to the Company's equity investments.

The loss on investments in 2001, 2000 and 1999 was due to write-downs of $320,000, $3,400,000 and $1,662,000, respectively, in the carrying value of the Company's equity investments.

The gain on marketable securities, net in 2001, was primarily due to the Company's disposal of trading securities and available-for-sale securities in Millennium. The gain on marketable securities, net for 2000, was due to a gain on Millennium trading securities of $7,779,000 and a $1,818,000 gain on the sale of Millennium trading securities, along with gains on available-for-sale securities of $432,000 and $82,000 related to ISI and Duratek, respectively. The gain on marketable securities, net for 1999, was due to a gain on the Company's available-for-sale securities of $3,016,000.

Selling, general, and administrative expenses

The decrease in SG&A of $4,050,000 in 2001 as compared to 2000 was primarily attributable to a deferred compensation credit of $2,370,000 in 2001 as opposed to a charge of $3,809,000 in 2000 due to fluctuations in the share price of Millennium. However, this decrease was offset by increased SG&A expenses at HMS as a result of increased costs incurred by HMS for phase 3 clinical trials of its prostate cancer product. Selling, general and administrative expenses (SG&A) decreased from $36,953,000 in 1999 to $25,968,000 in 2000 and again decreased to $21,918,000 in 2001. The decrease in SG&A of $10,985,000 in 2000 from 1999 was attributable to aggressive cost-cutting efforts, the exiting and discontinuation of the IT open enrollment business during 2000 and write-offs in 1999 related to actions taken to restructure the IT open enrollment business as discussed below.

The decrease in SG&A in 2000 as compared to 1999 was attributable to decreases within the Manufacturing & Process Group, primarily as a result of $4,437,000 in write-offs in 1999 of certain assets related to certain revenue producing activities, which were exited as part of the restructurings, and costs incurred by the IT Group. In addition, in 1999 the Company incurred $2,747,000 of costs related to the terminated merger agreement with VS&A.

Interest expense

Interest expense was $4,733,000 in 2001, $5,616,000 in 2000 and $4,922,000 in 1999. The reduction in interest expense in 2001 was the result of lower debt levels towards the end of 2001, as well as lower interest rates, offset however by an increase in bank fees. The increased interest expense in 2000 was the result of increased interest rates.

Income taxes

Income tax (expense) benefit for 2001, 2000 and 1999 was $(2,515,000), $8,873,000 and $(912,000), respectively.

For the year ended December 31, 2001, the current income tax provision of $723,000 represents state taxes of $537,000, and foreign taxes of $186,000. The increase of $533,000 in the valuation allowance in 2001 was attributable primarily to foreign net operating losses for which no tax benefit has been provided.

For the year ended December 31, 2000, the current income tax provision of $915,000 represents state taxes of $717,000, and foreign taxes of $198,000. The increase of $1,785,000 in the valuation allowance in 2000 was attributable primarily to foreign net operating losses for which no tax benefit has been provided.

In 1999, the Company recorded an income tax expense of $912,000. For the year ended December 31, 1999, the current income tax provision of $935,000 represents state taxes of $481,000, and foreign taxes of $454,000. The increase of $5,171,000 in the valuation allowance in 1999 was attributable primarily to net operating losses for which no tax benefit has been provided.

The Company had an effective tax rate of 160% for the year ended December 31, 2001. This rate was primarily due to the tax treatment for financial statement purposes of the sale by the Company in 2001 of certain shares of available-for-sale securities accounted for pursuant to SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities."

The Company had an effective tax rate of 26% for the year ended December 31, 2000, which was primarily due to net losses from foreign operations for which no tax benefit has been provided, offset by an increase in the valuation allowance.

At December 31, 2001, the Company had a net deferred tax asset of $4,289,000, which management believes will more likely than not be realized.

Liquidity and capital resources

At December 31, 2001, the Company had cash and cash equivalents totaling $1,705,000. The Company believes that cash generated from operations, borrowing availability under its credit agreement and cash generated from its sale of marketable securities will be sufficient to fund the working capital and other needs of the Company. The Company entered into an amended three-year $40 million Revolving Credit Facility in December 2001 with a syndicate of three banks. At December 31, 2001, there is approximately $7,800,000 available under the facility *(see Note 5)*. The Company was in compliance with all financial covenants as of December 31, 2001.

The Company has guaranteed $1,800,000 of GSES' debt through March 2003, and has also guaranteed the leases for two of FSP's warehouses totaling approximately $1,513,000 per year through 2007 *(see Note 17)*.

For the year ended December 31, 2001, the Company's working capital decreased by $4,584,000 to a deficit of $2,750,000. The working capital decrease was primarily due to the sale of trading securities of $8,830,000, the reduction of accounts receivables of $4,778,000 and the reduction of costs and estimated earnings in excess of billings of $3,936,000, offset by a reduction in short-terms borrowings of $3,824,000 and accounts payable and accrued expenses of $8,145,000.

In addition, of the remaining restructuring charges of $2,726,000, $1,162,000 is currently due. In connection with the reserves established for the restructuring charges in 2000 and 1999, $2,965,000 has been utilized and $1,174,000 has been reversed during the year ended December 31, 2001.

The decrease in cash and cash equivalents of $782,000 for the year ended December 31, 2001 resulted from cash used in investing activities of $3,888,000 and financing activities of $8,105,000, primarily offset by cash provided by operations of $11,187,000. Net cash used in investing activities of $3,888,000 includes $6,700,000 due to the deconsolidation of HMS, $1,451,000 of additions to property, plant and equipment, $822,000 of additions to intangible assets, and a $482,000 increase to investments and other assets, offset by proceeds from the sale of marketable securities of $5,567,000. Net cash used in financing activities consisted primarily of repayments of short-term borrowings and long-term debt, offset by net proceeds from HMS's preferred stock and by proceeds from issuance of long-term debt.

Management discussion of critical accounting policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain of our accounting policies require higher degrees of judgment than others in their application. These include contract revenue and cost recognition, valuation of accounts receivables, impairment of long-lived and intangible assets and income tax recognition of deferred tax items which are summarized below. In addition, Note 1 to the Consolidated Financial Statements includes further discussion of our significant accounting policies.

Contract revenue and cost recognition

The Company provides services under time-and-materials, cost-plus-fixed fee and fixed-price contracts. Under time-and-material and certain costs-plus-fixed fee and fixed-price contracts under which costs are generally incurred in proportion with contracted billing schedules, revenue is recognized as costs are incurred and includes estimated fees at predetermined rates when the customer may be billed. Such method is expected to result in reasonably consistent profit margins over the contract term. For certain cost-plus-fixed-fee and fixed price contracts, the Company follows the guidance contained in AICPA Statement of Position ("SOP") 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. SOP 81-1 requires the use of percentage-of-completion accounting for long-term contracts that contain enforceable rights regarding services to be provided and received by the contracting parties, consideration to be exchanged, and the manner and terms of settlement, assuming reasonably dependable estimates of revenue and expenses can be made. The percentage-of-completion methodology generally results in the recognition of reasonably consistent profit margins over the life of a contract. Amounts recognized in revenue are calculated using the percentage of services completed, on a current cumulative cost to total cost basis. Cumulative revenues recognized may be less or greater than cumulative costs and profits billed at any point in time during a contract's term. The resulting difference is recognized as unbilled or deferred revenue. Differences between recorded costs and estimated earnings and final billings are recognized in the period in which they become determinable. Costs and estimated earnings in excess of billings on uncompleted contracts are recorded as a current asset. Billings in excess of costs and estimated earnings or uncompleted contracts are recorded as a current liability. Generally contracts provide for the billing of costs incurred and estimated earnings on a monthly basis.

Any estimation process, including that used in preparing contract accounting models, involves inherent risk. We reduce the inherent risk relating to revenue and cost estimates in percentage-of-completion models through corporate policy, approval and monitoring processes. Risks relating to service delivery, usage, productivity and other factors are considered in the estimation process. If sufficient risk exists, a zero-profit methodology is applied to a specific client contract's percentage-of-completion model whereby the amount of revenue recognized is limited to the amount of costs incurred until such time as the risks have been partially or wholly mitigated through performance. Our estimates of revenues and expenses on client contracts change periodically in the normal course of business, occasionally due to modifications of our contractual arrangements. In addition, the implementation of cost saving initiatives and achievement of productivity gains generally results in a reduction of estimated total contract expenses on affected client contracts. For all client contracts, provisions for estimated losses on individual contracts are made in the period in which the loss first become apparent. There is no certainty that events beyond anyone's control such as economic downturns or significant prolonged decreases in performance improvement services could occur.

Valuation of accounts receivables

Provisions for allowance for doubtful accounts are made based on historical loss experience adjusted for specific credit risks. Measurement of such losses requires consideration of the Company's historical loss experience, judgments about customer credit risk and the need to adjust for current economic conditions.

Impairment of long-lived tangible and intangible assets

Impairment of long-lived tangible and intangible assets result in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived tangible assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by determining the amount by which the carrying amount of the assets exceeds the fair value of the asset. The measurement of the future net cash flows to be generated is subject to management's reasonable expectations with respect to the Company's future operations and future economic conditions which may affect those cash flows.

The Company periodically assesses the recoverability of intangible assets by determining whether the amount of related intangible assets can be recovered through undiscounted future operating cash flows of the acquired entities. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

The Company will adopt SFAS No. 142 in 2002, which requires that goodwill and intangible assets with indefinite lives will no longer be amortized but will be subject to impairment review. Long lived tangible assets and intangible assets with definite lives will be subject to impairment under SFAS No. 144.

Income tax recognition

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. In assessing the realizability of the deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Restructuring reserves

The Company adopted restructuring plans, primarily related to its open enrollment IT business, in 2000 and 1999. In order to identify and calculate the associated costs to exit this business, management makes assumptions regarding estimates of future liabilities for operating leases and other contractual obligations, severance costs and the net realizable value of assets. Management believes its estimates, which are reviewed quarterly, to be reasonable and considers its knowledge of the industry, its previous experience in exiting activities and valuations from independent third parties if necessary, in calculation of such estimates.

Recent accounting pronouncements

In July 2001, the FASB issued Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.*

As of the date of adoption, the Company had unamortized goodwill in the amount of approximately $56,000,000 and unamortized identifiable intangible assets in the amount of approximately $1,500,000 both of which will be subject to the transition provisions of Statements No. 141 and No. 142. Amortization expense related to goodwill was approximately $2,700,000 and $2,800,000 for the years ended December 31, 2001 and 2000. Because of the extensive effort needed to comply with adopting Statements No. 141 and No. 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In October 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* it retains many of the fundamental provisions of that Statement.

Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management's ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. Statement No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years.

Quantitative and qualitative disclosures about market risk

The Company is exposed to the impact of interest rate, market risks and currency fluctuations. In the normal course of business, the Company employs internal processes to manage its exposure to interest rate, market risks and currency fluctuations. The Company's objective in managing its interest rate risk is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company is exposed to the impact of currency fluctuations because of its international operations.

As of December 31, 2001, the Company had approximately $35,000,000 of variable rate borrowings. The Company estimates that for every 1% fluctuation in general interest rates, assuming debt levels at December 31, 2001, interest expense would vary by $350,000.

The Company's net investment in its foreign subsidiaries, including intercompany balances, at December 31, 2001, was in a net asset position with respect to such subsidiaries of approximately $1,739,000, as a result of restructurings over the past two years and accordingly, fluctuations in foreign currency do not have a material impact on the Company's financial position.

The forward-looking statements contained herein reflect the Company's management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company, including, but not limited to those risks and uncertainties detailed in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.

Consolidated Balance Sheets

Assets (in thousands, except shares and par value per share)

December 31,	2001	2000
Current assets		
Cash and cash equivalents	$ 1,705	$ 2,487
Trading securities		8,830
Accounts and other receivables (of which $8,145 and $11,413 are from government contracts) less allowance for doubtful accounts of $529 and $859	41,610	46,388
Inventories	1,734	1,688
Costs and estimated earnings in excess of billings on uncompleted contracts, of which $797 and $532 relate to government contracts	8,579	12,515
Prepaid expenses and other current assets	3,780	3,955
Total current assets	57,408	75,863
Investments, advances and marketable securities	30,400	62,093
Property, plant and equipment, net	8,718	9,787
Intangible assets, net of accumulated amortization of $35,162 and $31,618		
Goodwill	55,988	58,246
Patents, licenses and deferred charges	2,035	1,746
	58,023	59,992
Deferred tax asset	4,289	
Other assets	5,053	4,843
	$163,891	$212,578

Liabilities and stockholders' equity (in thousands, except shares and par value per share)

	2001	2000
Current liabilities		
Current maturities of long-term debt	$ 637	$ 1,311
Short-term borrowings	32,338	36,162
Accounts payable and accrued expenses	17,089	25,234
Billings in excess of costs and estimated earnings on uncompleted contracts	10,094	11,322
Total current liabilities	60,158	74,029
Long-term debt less current maturities	6,226	16,301
Deferred tax liability		6,504
Other non-current liabilities	1,564	3,226
Commitments and contingencies		
Stockholders' equity		
Preferred stock, authorized 10,000,000 shares, par value $.01 per share, none issued		
Common stock, authorized 25,000,000 shares, par value $.01 per share, issued 12,788,743 and 12,491,417 shares (of which 54,373 and 334,937 shares are held in treasury)	128	125
Class B common stock, authorized 2,800,000 shares, par value $.01 per share, issued and outstanding 900,000 and 800,000 shares	9	8
Additional paid-in capital	180,078	179,955
Accumulated deficit	(87,939)	(86,994)
Accumulated other comprehensive income	8,364	27,237
Notes receivable from stockholder	(4,095)	(4,095)
Treasury stock at cost	(602)	(3,718)
Total stockholders' equity	95,943	112,518
	$163,891	$212,578

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)

Years ended December 31,	2001	2000	1999
Sales	$186,611	$197,467	$224,810
Cost of sales	164,034	177,678	198,431
Gross margin	22,577	19,789	26,379
Selling, general and administrative	(21,918)	(25,968)	(36,953)
Interest expense	(4,733)	(5,616)	(4,922)
Investment and other income (loss) (including interest income of $16, $142 and $193)	496	(1,306)	223
Loss on investments	(320)	(3,400)	(1,662)
Gains on marketable securities, net	4,294	10,111	3,016
Asset impairment charge		(19,245)	
Restructuring reversal (charge)	1,174	(8,630)	(7,374)
Income (loss) before income taxes	1,570	(34,265)	(21,293)
Income tax (expense) benefit	(2,515)	8,873	(912)
Net loss	$ (945)	$ (25,392)	$ (22,205)
Net loss per share			
Basic	$ (.09)	(2.04)	$ (1.95)
Diluted	(.09)	(2.04)	(1.95)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except for par value per share)
Years ended December 31, 2001, 2000 and 1999

	Common stock ($.01 Par)	Class B common stock ($.01 Par)	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Notes receivable from stock-holder	Treasury stock at cost	Total stock-holders' equity
Balance at December 31, 1998	$111	$ 3	$164,217	$ (39,397)	$99	$	$ (1,742)	(2,956)	$ 120,335
Other comprehensive income					(916)	(916)			(916)
Net loss				(22,205)		(22,205)			(22,205)
Total comprehensive loss						(23,121)			(23,121)
Issuance and sale of common stock	4	2	5,794				(1,075)		4,725
Purchase of treasury stock								(1,957)	(1,957)
Balance at December 31, 1999	115	5	170,011	(61,602)	(817)		(2,817)	(4,913)	99,982
Other comprehensive income					28,054	28,054			28,054
Net loss				(25,392)		(25,392)			(25,392)
Total comprehensive income						2,662			2,662
Issuance and sale of common stock	10	3	5,430				(1,278)		4,165
Issuance of treasury stock								1,195	1,195
Issuance of stock by equity investee			4,514						4,514
Balance at December 31, 2000	125	8	$179,955	(86,994)	27,237	$	(4,095)	(3,718)	112,518
Other comprehensive loss					(18,873)	(18,873)			(18,873)
Net loss				(945)		(945)			(945)
Total comprehensive loss						(19,818)			(19,818)
Issuance and sale of common stock and warrants	3	3	2,924						2,930
Issuance of treasury stock in exchange for class B common stock		(2)	(2,801)					3,116	313
Balance at December 31, 2001	**$128**	**$ 9**	**$180,078**	**$(87,939)**	**$ 8,364**	**$**	**$(4,095)**	**$ (602)**	**$ 95,943**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) Years ended December 31,	2001	2000	1999
Cash Flows from Operations			
Net loss	$ (945)	$(25,392)	$(22,205)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,902	6,628	7,794
Issuance of stock for profit incentive plan	1,780	1,668	1,345
Restructuring (reversal) charge	(1,174)	8,630	7,374
Gains on trading securities, net	(4,294)	(10,111)	(3,016)
Loss on investments	320	3,400	1,662
Non-cash consultant fees	750		
Loss on equity investments and other, net	7	2,389	535
Deferred income taxes	1,112	(9,649)	(700)
Non-cash compensation charge (credit)	(2,370)	3,809	
Asset impairment charge		19,245	
Proceeds from sale of trading securities	9,141	2,031	872
Changes in other operating items, net of effect of acquisitions and disposals:			
Accounts and other receivables	4,285	8,997	146
Inventories	(197)	(177)	474
Costs and estimated earnings in excess of billings on uncompleted contracts	3,936	1,723	1,157
Prepaid expenses and other current assets	(74)	1,030	1,491
Accounts payable and accrued expenses	(5,764)	(12,899)	(1,981)
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,228)	1,324	(4,201)
Net cash provided by (used in) operations	11,187	2,646	(9,253)
Cash Flows from Investing Activities			
Additions to property, plant and equipment, net	(1,451)	(1,040)	(2,959)
Additions to intangible assets	(822)	(429)	(3,153)
Proceeds from sale of marketable securities	5,567	668	4,185
Deconsolidation of HMS	(6,700)		
Reduction of (increase to) investments and other	(482)	(2,119)	1,381
Net cash used in investing activities	(3,888)	(2,920)	(546)
Cash Flows from Financing Activities			
Proceeds from issuance of Class B Shares	900	1,200	
Net proceeds from issuance of HMS Preferred Stock	6,700		
Repayments of short-term borrowings	(3,824)	(4,116)	
Proceeds from short-term borrowings			9,555
Deferred financing costs	(1,132)		
Proceeds from issuance of long-term debt	3,131	2,640	
Repayment of long-term debt	(13,880)	(1,343)	(2,385)
Exercise of common stock options and warrants		234	940
Repurchase of treasury stock			(1,129)
Net cash (used in) provided by financing activities	(8,105)	(1,385)	6,981
Effect of exchange rate changes on cash and cash equivalents	24	78	79
Net decrease in cash and cash equivalents	(782)	(1,581)	(2,739)
Cash and cash equivalents at beginning of year	2,487	4,068	6,807
Cash and cash equivalents at end of year	$ 1,705	$ 2,487	$ 4,068
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 3,958	$ 5,447	$ 5,078
Income taxes	$ 407	$ 557	$ 1,097

See accompanying notes to consolidated financial statements.

1. Description of business and summary of significant accounting policies

Description of business. GP Strategies Corporation (the "Company") currently has four operating business segments. The Company's principal operating subsidiary is General Physics Corporation (GP or General Physics). GP is a performance improvement company that assists productivity driven organizations to maximize workforce performance by integrating people, processes and technology.

GP is a total solutions provider for strategic training, engineering, consulting and technical support services to Fortune 1000 companies, government, utilities and other commercial customers. During the first three quarters of 2000, GP operated under three business segments. However in the fourth quarter of 2000, as a result of organizational and operational changes at GP and the shut down of the IT open enrollment business because of continued operating losses in the third quarter of 2000, the Company combined the Manufacturing Services Group with the Process and Energy Group at GP. Therefore, GP now operates in only two business segments. The Manufacturing & Process Group provides technology based training, engineering and consulting to leading companies in the automotive, steel, power, chemical, energy, pharmaceutical and food and beverage industries, as well as to the government sector. The Information Technology Group provides information training programs and solutions, including Enterprise Solutions and comprehensive career training and transition programs.

The Company's Optical Plastics Group, through its wholly owned subsidiary MXL Industries, Inc. (MXL), manufactures molded and coated optical products, such as shields and face masks and non-optical plastic products. The Company's fourth segment is the Hydro Med Sciences Group. In addition, as of December 31, 2001, the Company has investments in Millennium Cell Inc. (Millennium), Hydro Med Sciences (HMS) *(see Note 3)*, Five Star Products, Inc. (FSP), GSE Systems, Inc. (GSES), GTS Duratek, Inc. (Duratek) and Interferon Sciences, Inc. (ISI) *(see Note 3)*.

Principles of consolidation and investments. The consolidated financial statements include the operations of the Company and, except for HMS as discussed below, its majority-owned subsidiaries. Investments in 20% - 50% owned companies are generally accounted for by the equity method of accounting. Although the Company owns 100% of the common stock of HMS it no longer has financial and operating control of the entity and accordingly, effective December 27, 2001, accounts for its investment in HMS as an equity investment *(see Note 3)*. All significant intercompany balances and transactions have been eliminated.

Cash and cash equivalents. Cash and cash equivalents of $1,705,000 and $2,487,000 at December 31, 2001 and 2000, respectively, consist of cash and highly liquid debt instruments with original maturities of three months or less.

Marketable securities. Marketable securities at December 31, 2001 and 2000 consist of U.S. corporate equity securities. The Company classifies its marketable securities as trading or available-for-sale investments. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis is established. Gains and losses are derived using the average cost method for determining the cost of securities sold.

Trading securities, which are generally expected to be sold within one year, are included as such on the Consolidated Balance Sheet. Available-for-sale securities are included in Investments, advances and marketable securities on the Consolidated Balance Sheet. Trading and available-for-sale securities are recorded at their fair value. Trading securities are held principally for the purpose of selling them in the near term. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity in Accumulated other comprehensive income, net of the related tax effect, until realized.

Inventories. Inventories are valued at the lower of cost or market, using the first-in, first-out (FIFO) method.

Foreign currency transactions. The Company's Swiss Bonds, which were converted into common shares in June 2000 *(see Note 7)*, were subject to currency fluctuations. During the years ended December 31, 2000 and 1999, the Company realized foreign currency transaction gains of $58,000 and $245,000, respectively. These amounts are included in Investment and other income (loss), net.

Foreign currency translation. The functional currency of the Company's international operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted-average rates of exchange prevailing during the year. The unrealized gains and losses resulting from such translation are included as a separate component of shareholders' equity in Accumulated other comprehensive income.

Contract revenue and cost recognition. The Company provides services under time-and-materials, cost-plus-fixed-fee and fixed-price contracts. Revenue is recognized as costs are incurred and includes estimated fees at predetermined rates. Differences between recorded costs and estimated earnings and final billings are recognized in the period in which they become determinable. Costs and estimated earnings in excess of billings on uncompleted contracts are recorded as a current asset. Billings in excess of costs and estimated earnings on uncompleted contracts are recorded as a current liability. Generally, contracts provide for the billing of costs incurred and estimated earnings on a monthly basis. Retainages, amounts subject to future negotiation and amounts which are expected to be collected after one year, are not material for any period.

Comprehensive income. Comprehensive income consists of net income (loss), net unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments.

Property, plant and equipment. Property, plant and equipment are carried at cost. Major additions and improvements are capitalized while maintenance and repairs which do not extend the lives of the assets are expensed as incurred. Gain or loss on the disposition of property, plant and equipment is recognized in operations when realized.

Depreciation. The Company provides for depreciation of property, plant and equipment primarily on a straight-line basis over the following estimated useful lives:

Class of Assets	Useful Life
Buildings and improvements	5 to 40 years
Machinery, equipment and furniture and fixtures	3 to 7 years
Leasehold improvements	Shorter of asset life or term of lease

Long-Lived Assets. The recoverability of long-lived assets, other than goodwill, is assessed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by determiningthe amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

The Company has investments in land of approximately $2.6 million, included in other assets in the Consolidated Balance Sheet, which are currently held for sale. Management believes the fair value of these investments exceed their carrying value.

Intangible assets. The excess of cost over the fair value of net assets of businesses acquired is recorded as goodwill and is amortized on a straight-line basis over periods ranging from 5 to 40 years. The Company capitalizes costs incurred to obtain and maintain patents and licenses. Patent costs are amortized over the lesser of 17 years or the remaining lives of the patents, and license costs over the lives of the licenses. The Company also capitalizes costs incurred to obtain long-term debt financing. Such costs are amortized on a straight line basis over the terms of the related debt and such amortization is classified as interest expense in the Consolidated Statements of Operations.

The Company periodically assesses the recoverability of goodwill by determining whether the amount of related goodwill can be recovered through undiscounted future operating cash flows of the acquired entities. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Stock option plan. The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Sales of subsidiary stock. The Company recognizes gains and losses on sales of subsidiary stock in its Consolidated Statements of Operations, except in circumstances where the realization of the gain is not reasonably assured or the sale relates to issuance of preferred stock.

Income taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income (loss) per share. Basic earnings (loss) per share is based upon the weighted average number of common shares outstanding, including Class B common stock, during the period. Diluted earnings (loss) per share is based upon the weighted average number of common shares outstanding during the period assuming the issuance of common stock for all dilutive potential common shares outstanding.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of credit risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, approximately 20% are related to United States government contracts, and the remainder are dispersed among various industries, customers and geographic regions. In addition, the Company has investments in various public and private equity securities, including HMS, Millennium, ISI, FSP and GSES.

Reclassification. Certain prior year amounts in the financial statements and notes thereto have been reclassified to conform to 2001 classifications.

Recent Accounting Pronouncements. In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

As of the date of adoption (January 1, 2002), the Company had unamortized goodwill in the amount of $56 million and unamortized identifiable intangible assets in the amount of $1.5 million, all of which will be subject to the transition provisions of Statements No. 141 and No. 142. Amortization expense related to goodwill was $2.7 million and $2.8 million for the years ended December 31, 2001 and 2000, respectively.

In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement No. 121.

Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Statement No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company has not yet determined the impact of adopting this pronouncement on its financial statements.

2. Goodwill

(a) Learning Technologies

In 1998, General Physics acquired the Learning Technologies business of Systemhouse, an MCI company. Learning Technologies is a computer technology training and consulting organization, with offices and classrooms in Canada, the United States and the United Kingdom. General Physics purchased Learning Technologies for $24,000,000 in cash. The Company accounted for this transaction under the purchase method of accounting, and recorded $23,216,000 of goodwill, which is being amortized over 30 years.

In July 2000, as a result of the continued operating losses incurred by its IT Group, as well as the determination that revenues would not increase to profitable levels, the Company closed its open enrollment IT business in the UK and Canada. As a result, the Company recorded asset impairment charges of $19,245,000 of which $16,663,000 related to intangible assets *(see Note 15)*. The Company believes that the remaining unamortized goodwill of approximately $5,000,000, which relates to the IT project business, is recoverable from future operations.

(b) Deltapoint Corporation

In 1998, General Physics completed its acquisition of substantially all of the operations and net assets of The Deltapoint Corporation (Deltapoint). Deltapoint is a Seattle, Washington based management consulting firm focused on large systems change and lean-enterprise. General Physics purchased Deltapoint for approximately $6,300,000 in cash and a future earnout, as described in the Asset Purchase Agreement. The Company has accounted for this transaction under the purchase method of accounting and has recorded approximately $4,858,000 of goodwill, which is being amortized over 20 years. Pursuant to the terms of the future earnout, General Physics agreed to pay a percentage of revenues earned for each of the three years following acquisition provided minimum revenue and earnings goals are achieved. These amounts will be recorded as additional purchase price and as additional goodwill when incurred. Based upon the goals reached by Deltapoint in 1999, General Physics paid an additional $1,836,000 of consideration, which was recorded as goodwill. There were no payments required in 2001 and 2000.

(c) General Physics Corporation

The Company has goodwill resulting from the acquisition of General Physics of $31,275,000, net of accumulated amortization of $7,125,000, which is being amortized over 30 years.

3. Investments, advances and marketable securities

Investment and advances

At December 31, 2001 and 2000, Investments and advances were comprised of the following (in thousands):

December 31,	2001	2000
Five Star Products, Inc.	**$ 6,238**	$ 6,507
GSE Systems, Inc.	**3,004**	3,021
Hydro Med Sciences, Inc.	**1,296**	-
Other	**419**	817
	$10,957	$10,345

(a) Five Star Products, Inc.

FSP is a distributor of home decorating, hardware and finishing products in the northeast. In 1998, the Company sold substantially all operating assets of its wholly-owned subsidiary, Five Star Group, Inc., to FSP for $16,476,000 and a $5,000,000 senior unsecured 8% note. The Note, as amended, is due in 2004, with interest due quarterly. The amendment, which extended the due date of the Note until September 30, 2004, also provides that the Company can receive quarterly payments of principal from FSP, if FSP achieves certain financial performance benchmarks. At December 31, 2001, the Company owned approximately 37.1% of FSP and accounts for its investment in FSP using the equity method. At December 31, 2001, the Company's investment in FSP was $6,238,000, including the $5,000,000 senior unsecured 8% note. The Company recorded write-downs on this investment of $200,000 and $2,400,000 in 2001 and 2000, respectively, which are included in Loss on investments. The Company is amortizing, over 10 years, the excess of its investment in FSP over its basis of the underlying net assets, which was approximately $330,000 at December 31, 2001.

Information relating to the Company's investment in FSP is as follows (in thousands):

	2001	2000
Long-term note receivable	$ 5,000	$ 5,000
Number of shares	4,882	4,882
Carrying amount of shares	$ 1,238	$ 1,494
Equity income included in Investment and other income, net	$ 155	$ 291

Condensed financial information for FSP as of December 31, 2001 and 2000 and for the years then ended is as follows (in thousands):

December 31,	2001	2000
Current assets	$35,045	$35,112
Non current assets	1,139	1,205
Current liabilities	28,762	29,312
Non current liabilities	5,000	5,000
stockholders' equity	2,422	2,005
Sales	94,908	93,878
Gross profit	16,054	16,506
Net income	417	775

(b) GSE Systems, Inc.

GSES designs, develops and delivers business and technology solutions by applying high technology-related process control, data acquisition, simulation and business software, systems and services to the energy, process and manufacturing industries worldwide. At December 31, 2001, the Company owned approximately 20.2% of GSES and accounts for its investment in GSES using the equity method. The Company recorded write-downs on investments of $1,000,000 during both 2000 and 1999, which are included in Loss on investments. The Company is amortizing, over 15 years, the excess of its investment in GSES over its share of GSES's underlying net assets, which was approximately $994,000 at December 31, 2001.

Information relating to the Company's investment in GSES is as follows (in thousands):

	2001	2000
Included in Investments, advances and marketable securities:		
Number of shares	1,159	1,159
Carrying amount	$ 3,004	$ 3,016
Equity income (loss) included in Investment and other income, net	$ 83	$ (1,936)

Condensed financial information for GSES as of December 31, 2001 and 2000 and for the years then ended is as follows (in thousands):

December 31,	2001	2000
Current assets	$19,622	$20,368
Non current assets	14,052	15,581
Current liabilities	12,604	14,846
Non current liabilities	7,218	12,390
Stockholders' equity	13,852	8,713
Revenue	50,331	55,715
Gross profit	13,950	14,893
Net (loss) income	259	(8,814)

(c) Hydro Med Sciences, Inc.

HMS is a specialty pharmaceutical company engaged in the development and commercialization of prescription pharmaceuticals principally utilizing HMS's patented Hydron drug delivery technology. The Hydron drug delivery system is a subcutaneous implant that controls the amount, timing and location of the release of drug compounds into the body. The lead application of the Hydron technology is a twelve-month implant that delivers the luteinizing hormone releasing hormone histrelin for the treatment of metastatic prostate cancer (the "Histrelin Implant").

Prior to June 2000, HMS operated as a division of the Company, however, in connection with an offering of the Company's convertible subordinated exchangeable notes *(see Note 7(a))*, HMS was incorporated as a separate company and became a wholly-owned subsidiary of the Company.

On December 27, 2001, HMS completed a $7 million private placement of HMS Series A Convertible Preferred Stock (the "Preferred Stock") to certain institutional investors. The financing was led by Sanders Morris Harris, an experienced life sciences investor. HMS intends to use the proceeds of the offering to fund the Phase 3 clinical studies of the Histrelin Implant for the treatment of metastatic prostate cancer, as well as to fund its general research and development and other operating expenses.

The Company currently owns 100% of HMS's common stock but no longer has financial and operating control of HMS. As a condition of the private placement, the Company contractually gave up operating control over HMS through an Investors Rights Agreement. Therefore, through December 27, 2001, the operating results of HMS are consolidated within the Consolidated Statements of Operations. However, subsequent to that date the Company accounts for its investment in HMS under the equity method.

The Preferred Stock is convertible at any time at the option of the holder into approximately 41% of HMS's common stock and participates in dividends with HMS common stock on an as converted basis. Certain of the Preferred Stock holders hold the HMS Notes which can be exchanged for 19.9% of the outstanding common stock of HMS common stock on a fully diluted basis. If such holders exercise the exchange right and the Preferred Stock is converted to common stock of HMS, the Company's ownership of HMS would then be reduced to approximately 47%.

Condensed financial information for HMS as of December 31, 2001 (unaudited) is as follows:

	2001
Total assets	**$ 8,266**
Stockholders' equity	**$ 8,266**

Marketable securities

At December 31, 2001 and 2000, Marketable securities were comprised of the following:

December 31,	**2001**	2000
Millennium Cell, Inc.	**$19,341**	$51,500
GTS Duratek, Inc.	**22**	135
Interferon Sciences, Inc.	**80**	113
	$19,443	$51,748

(a) Millennium Cell Inc.

Millennium is a development stage company, which is engaged in the development of a patented and proprietary chemical process that converts sodium borohydride to hydrogen. As of December 31, 2001 and 2000, the Company had a 14% and 22% ownership interest, respectively, representing approximately 3,703,000 and 5,900,000 shares, including approximately 446,000 and 547,000 shares of common stock subject to options, which were granted to the Company's employees to acquire Millennium shares from the Company's holdings. Prior to August 14, 2000, the Company had accounted for this investment under the equity method of accounting.

On August 14, 2000, Millennium completed an IPO of 3,000,000 shares of common stock at a price of $10 per share. Based upon the consummation of the IPO, which reduced the Company's holdings in Millennium from approximately 27% to approximately 22%, and certain organizational changes, including lack of board representation, the Company believed that it did not have significant influence on the operating and financial policies of Millennium and as such believed that it was appropriate to account for this investment under the cost method of accounting.

In connection with the IPO in 2000, the Company recorded an increase of approximately $7,114,000 in its investment in Millennium, which was credited, net of taxes of $2,600,000, to additional paid-in capital.

The majority of the Company's shares of common stock in Millennium were subject to a lock-up provision until April 6, 2001, and accordingly could not be sold by the Company before that date, unless the provision was waived by the underwriter. In addition, the Company's shares (excluding the 446,000 shares subject to options) have been pledged to its bank to secure its credit facility.

On August 23, 2000, the Company entered into an agreement pursuant to which Morgan Keegan & Company, on behalf of all of the underwriters, provided its consent for the Company to engage in a private sale of 1,000,000 shares of common stock of Millennium. As the Company intended to dispose of these shares within the near term, the underwriters agreed to waive the lock-up provisions on these shares. Accordingly, the Company classified these shares as trading securities. During the fourth quarter of 2000, GP sold 138,500 shares of Millennium. As a result of the sale of the shares, the Company recognized a gain of $1,818,434. Therefore, at December 31, 2000, the Company owned 861,500 shares included in trading securities with a value of $8,830,375.

In 2001, the Company sold the remaining 861,500 shares for proceeds of $9,141,440. In addition, the Company sold approximately 1,220,000 shares from available for sale securities for $5,482,216. For the year ended December 31, 2001, the Company has recognized a net gain of $4,294,000, which is included in gain on marketable securities, net. The approximately 3,703,000 shares remaining are classified as available for sale securities. At December 31, 2001, these shares had a fair value of approximately $19,341,000.

On February 11, 2000, the Company granted options to certain of its employees pursuant to the GP Strategies Corporation Millennium Cell, LLC Option Plan (the "Millennium Option Plan") to purchase an aggregate of approximately 547,000 of its shares of Millennium common stock, of which there are currently approximately 446,000 options outstanding. These options vest over either a one year or two year period and expire on September 30, 2002, as amended. The Company may receive approximately $500,000 (of which approximately $93,000 was received in 2001) upon exercise of all options pursuant to the Millennium Option Plan. At December 31, 2001 and 2000, the Company recorded net deferred compensation of $30,000 and $1,097,000, to be amortized over the remaining vesting period of the options, and a liability to employees of $2,008,000 and $ 5,406,000, respectively. These amounts are included in Prepaid expenses and other current assets and Accounts payable and accrued expenses, respectively, in the accompanying Consolidated Balance Sheets. Pursuant to the vesting provisions of the Millennium Option Plan, the Company recorded a non-cash compensation (credit) expense of $(2,370,000) and $3,809,000 for the years ended December 31, 2001 and 2000, respectively, which is included in Selling, general and administrative expenses in the accompanying Consolidated Statement of Operations.

Information relating to the Company's investment in Millennium is as follows at December 31, 2001 and 2000 (in thousands):

	2001	2000
Included in Trading securities:		
Number of shares		862
Market value of shares	$	$ 8,830
Included in Investments, advances and marketable securities:		
Number of shares	3,703	5,024
Available-for-sale equity securities, at market	$19,341	$51,500
Total number of shares owned	3,703	5,886
Market value of shares	$19,341	$60,330

(b) GTS Duratek, Inc.

At December 31, 2001 and 2000, the Company owned approximately 5,000 and 25,000 shares, respectively, of the common stock of Duratek. Duratek implements technologies and provides services, many of which are related to managing remediation and treating radioactive and hydrocarbon waste.

In 2000, the Company recognized a gain of $82,000 related to the sale of 38,422 shares of Duratek common stock, for proceeds of $170,767.

In 1999, the Company recognized a gain of $3,016,000 related to the sale of 927,000 shares of Duratek common stock, which generated net proceeds of $5,022,000.

Information relating to the Company's investment in Duratek is as follows (in thousands):

	2001	2000
Number of shares	**5**	20
Available-for-sale equity securities, at market	**$22**	$126
Number of shares		5
Securities held for long-term investment, at cost	**$**	$ 9
Total carrying amount	**$22**	$135
Total number of shares owned	**5**	25
Market value of shares	**$22**	$153

(c) Interferon Sciences, Inc.

ISI is a biopharmaceutical company engaged in the manufacture and sale of pharmaceutical products based on its highly purified, natural source multispecies alpha interferon.

During 2001 and 2000, the Company recorded (losses) gains on investments of $(55,000) and $432,112 related to the sale of approximately 118,000 and 311,000 shares, respectively, of ISI. During 1999, the Company recorded losses on investment of $1,057,000 to recognize "an other than temporary" decline in value of its investment in ISI.

In an agreement dated March 25, 1999, the Company agreed to lend ISI $500,000 (the "ISI Debt"). In return, ISI granted the Company (i) a first mortgage on ISI's real estate, (ii) a two-year option to purchase ISI's real estate, provided that ISI has terminated its operations and certain other specified ISI debt has been repaid, and (iii) a two-year right of first refusal in the event ISI desires to sell its real estate. ISI issued the Company 500,000 shares of ISI common stock and a five-year warrant to purchase 500,000 shares of ISI common stock at a price of $1 per share as a loan origination fee. Pursuant to the agreement, as amended, ISI issued a note due March 15, 2002, to the Company for $500,000 of which approximately $400,000 is outstanding as of December 31, 2001. Interest accrues at the rate of 6% per annum. The Company received an additional repayment of $100,000 in January 2002. The terms of the note are currently being renegotiated. The Company's rights and collateral under the ISI Debt remain in effect.

Information relating to the Company's investment in ISI is as follows (in thousands):

	2001	2000
Number of shares	**181**	299
Available-for-sale equity securities, at market	**$80**	$113

4. Property, plant and equipment

Property, plant and equipment consists of the following (in thousands):

December 31,	2001	2000
Land	$ 915	$ 915
Buildings and improvements	3,515	3,511
Machinery and equipment	12,849	13,799
Furniture and fixtures	16,111	17,355
Leasehold improvements	4,147	4,853
	37,537	40,433
Accumulated depreciation and amortization	(28,819)	(30,646)
	$ 8,718	$ 9,787

5. Short-term borrowings

The Company and certain of its wholly owned subsidiaries entered into an Amended and Restated secured $40,000,000 Revolving Credit (the "Amended Agreement") with various banks on December 14, 2001 which amended in its entirety the Company's former credit facility discussed below. The Amended Agreement reduced the commitment pursuant to the revolving facility to $40,000,000 (subject to borrowing base limitations specified in the Amended Agreement). The current amount outstanding under the revolving credit agreement is $32,100,000. The interest rates on the revolving credit facility are currently at prime plus 1.50% and Eurodollar plus 3.00%, at the Company's option. Based upon the financial performance of the Company, the interest rates can be reduced. The Amended Agreement is secured by all of the receivables and inventory of the Company as well as the common stock of the Company's material domestic subsidiaries and 65% of the common stock of the Company's foreign subsidiaries. The Amended Agreement also provides for additional security consisting of certain real property, personal property and substantially all marketable securities owned by the Company and its subsidiaries. The Amended Agreement contains revised minimum consolidated net worth, fixed charge coverage, leverage ratio and interest coverage ratio. The Amended Agreement also contains certain restrictive covenants, including the prohibition on future acquisitions, and provides for mandatory prepayment upon the occurrence of certain events. At December 31, 2001, the Company had approximately $7,800,000 available to be borrowed under the Amended Agreement. At December 31, 2001, the Company was in compliance with all of its financial covenants.

The Company and General Physics Canada Ltd. (GP Canada), a wholly-owned subsidiary of General Physics, had previously entered into a credit agreement, dated as of June 15, 1998, with various banks providing for a secured credit facility of $80,000,000 (the "Credit Facility") comprised of a revolving credit facility of $65,000,000 expiring on June 15, 2001 and a five-year term loan of $15,000,000. The five year term loan was payable in quarterly installments of $187,500 commencing on October 1, 1998 with a final payment of $11,250,000 due on June 15, 2003. All amounts outstanding under the term loan were repaid in 2001 in connection with the Company's Amended Agreement.

Due to the Company's restructuring charges and operating losses in 1999 and the restructuring charges, operating losses and asset impairment changes in 2000, primarily related to General Physics' IT Group, the Company was not in compliance with respect to the financial covenants in the Credit Facility as of September 30, 1999, December 31, 1999, March 31, 2000 and June 30, 2000. The Company and its lenders entered into agreements dated as of April 12, 2000 and July 31, 2000 providing for waivers of compliance with such covenants at each of those four dates. The Company was in compliance with all covenants under the facility in December 31, 2000.

On August 29, 2000, the Company and certain of its wholly owned subsidiaries entered into an Amended and Restated secured $63,500,000 Revolving Credit and Term Agreement (the "2000 Amended Agreement") which amended in its entirety the Credit Facility. The Amended Agreement reduced the commitment pursuant to the revolving Credit Facility to $49,700,000. The interest rates increased on both the revolving credit facility and the term loan to prime plus 1.25% (increased from

.50%) and Eurodollar plus 2.75% (increased from 2.00%), respectively. The 2000 Amended Agreement contained revised minimum net worth, fixed charge coverage, EBITDA and consolidated liabilities to tangible net worth covenants.

6. Accounts payable and accrued expenses

Accounts payable and accrued expenses are comprised of the following (in thousands):

December 31,	2001	2000
Accounts payable	$ 6,661	$ 8,110
Payroll and related costs	2,340	2,690
Restructuring reserve	1,162	3,652
Other	6,926	10,782
	$17,089	$25,234

7. Long-term debt

Long-term debt is comprised of the following (in thousands):

December 31,	2001	2000
Term loan *(Note 5)*	$	$13,313
6% Convertible Exchangeable Notes (a)	2,640	2,640
Senior Subordinated Debentures (b)	641	758
MXL Pennsylvania Mortgage (c)	1,605	
MXL Illinois Mortgage (d)	1,237	
Other	740	901
	6,863	17,612
Less current maturities	(637)	(1,311)
	$ 6,226	$16,301

(a) On July 2000, the Company in a private placement transaction with two institutional investors, received $2,640,000 for 6% Convertible Exchangeable Notes due June 30, 2003 (the "HMS Notes"). The HMS Notes, at the option of the holders, may be exchanged for 19.9% of the outstanding capital stock of HMS on a fully diluted basis, as defined in the HMS Notes, or into shares of the Company's Common Stock at a conversion rate of $7.50 per share, subject to adjustment, as provided in the HMS Notes. The holders of the HMS Notes can convert or exchange at any time prior to June 30, 2003.

(b) In 1994, General Physics issued $15 million of 6% Senior Subordinated Debentures of which the Company owned approximately 92.7%. The Debentures are subordinated to borrowings under the Amended Agreement. During the fourth quarter of 2000, the Company converted its portion of General Physics' Senior Subordinated Debentures to stockholder's equity of GP. At December 31, 2001, the remaining carrying value of the Debentures outstanding was $641,000.

(c) On March 8, 2001, MXL entered into a loan in the amount of $1,680,000, secured by a mortgage covering the real estate and fixtures on its property in Pennsylvania. The loan requires monthly repayments of $8,333 plus interest at 2.5% above the one month LIBOR rate and matures on March 8, 2011, when the remaining amount outstanding of approximately $680,000 is due in full. The loan is guaranteed by the Company. The proceeds of the loan were used to repay a portion of the Company's short-term borrowings pursuant to the 2000 Amended Agreement described in Note 5.

(d) On July 3, 2001, MXL entered into a loan in the amount of $1,250,000, secured by a mortgage covering the real estate and fixtures on its property in Illinois. The loan requires monthly payments of principal and interest in the amount of $11,046 with interest at a fixed rate of 8.75% per annum, and matures on June 26, 2006, when the remaining amount outstanding of approximately $1,100,000 is due in full. The loan is guaranteed by the Company. The proceeds of the loan were used to repay a portion of the Company's term loan pursuant to the 2000 Amended Agreement described in Note 5.

Aggregate annual maturities of long-term debt at December 31, 2001 are as follows (in thousands):

2002	$ 637
2003	3,159
2004	523
2005	175
2006	1,224
Thereafter	1,145

8. Employee benefit plans

The Company has a 401(k) Savings Plan (the Savings Plan) available to employees who have completed one year of service. The Company's expense associated with the Savings Plan was $83,000 in 1999. In 2000, the Company's participants in the Savings Plan transferred into the General Physics Plan.

GP, which since 2000 includes the Company's employees, maintains a Profit Investment Plan (the Plan) for employees who have completed ninety days of service with General Physics. The Plan permits pre-tax contributions to the Plan by participants pursuant to Section 401(k) of the Internal Revenue Code of 1% to 14% of base compensation. General Physics matches participants' contributions up to a specific percentage of the first 7% of base compensation contributed for employees who have completed one year of service with General Physics and may make additional matching contributions at its discretion. In 2001, 2000 and 1999 the Company did not make any discretionary matching contributions. The Company matches participants' contributions in shares of the Company's Common Stock up to 57% of monthly employee salary deferral contributions. In 2001, 2000, and 1999 the Company contributed 291,185 shares, 308,000 shares and 141,063 shares of the Company's common stock directly to the Plan with a value of approximately $1,151,000, $1,340,000 and $1,345,000, respectively.

9. Income taxes

The components of income tax expense (benefit) are as follows (in thousands):

Years ended December 31,	**2001**	2000	1999
Current			
State and local	**$ 537**	$ 717	$481
Foreign	**186**	198	454
Total current	**723**	915	935
Deferred			
Federal	**1,392**	(9,322)	
State and local	**400**	(459)	(70)
Foreign	**-**	(7)	47
Total deferred	**1,792**	(9,788)	(23)
Total income tax expense (benefit)	**$2,515**	$(8,873)	$912

The deferred expense (benefit) excludes activity in the net deferred tax assets relating to tax on appreciation (depreciation) in available-for-sale securities, which is recorded directly to stockholders' equity.

The difference between the expense (benefit) for income taxes computed at the statutory rate and the reported amount of tax expense (benefit) is as follows:

December 31,	2001	2000	1999
Federal income tax rate	**35.0%**	(35.0%)	(35.0%)
Foreign, State and local taxes net of Federal benefit	**32.6**	1.0	1.2
Items not deductible - primarily amortization of goodwill	**23.8**	2.0	3.7
Valuation allowance adjustment	**(6.9)**	(13.7)	9.1
Net losses from foreign operations for which no tax benefit has been provided	**41.2**	18.9	23.4
Tax effect recorded in stockholders' equity for sale of available-for-sale securities	**32.0**		
Other	**2.5**	0.9	1.9
Effective tax rate expense (benefit)	**160.2%**	(25.9%)	4.3%

In 2001, the Company recorded income tax expense of $2,515,000. The current income tax provision of $723,000 represents estimated state taxes of $537,000 and foreign taxes of $186,000. The deferred income tax expense of $1,792,000 represents future estimated federal and state taxes.

In 2000, the deferred income tax benefit of $9,788,000 primarily represents a benefit for the future utilization of the Company's domestic net operating losses.

The Company had an effective tax rate of 160% for the year ended December 31, 2001. This rate was primarily due to the tax treatment for financial statement purposes of the sale by the Company in 2001 of certain shares of available-for-sale securities accounted for pursuant to SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

The Company had an effective tax rate of 26% for the year ended December 31, 2000, which was primarily due to net losses from foreign operations for which no tax benefit has been provided offset by an increase in the valuation allowance.

As of December 31, 2001, the Company has approximately $20,700,000 of U.S. Federal net operating loss carryforwards. These carryforwards expire in the years 2005 through 2020. Foreign net operating losses at December 31, 2001 were approximately $34,500,000. In addition, the Company has approximately $1,492,000 of available credit carryovers of which approximately $520,000 expires in 2002 and 2003, and approximately $972,000, which may be carried over indefinitely.

The tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities that are included in the net deferred tax (liability) asset are summarized as follows:

December 31,	2001	2000
Deferred tax assets:		
Allowance for doubtful accounts	**$ 208**	$ 220
Accrued liabilities	**1,071**	2,070
Net operating loss carryforwards	**18,425**	20,787
Tax credit carryforwards	**1,492**	1,593
Restructuring reserves	**1,032**	1,817
Property and equipment, principally due to difference in depreciation and amortization		225
Deferred tax assets	**22,228**	26,712
Deferred tax liabilities:		
Property and equipment, principally due to difference in depreciation and amortization	**249**	
Investment in partially owned companies	**6,825**	22,884
Deferred tax liabilities	**7,074**	22,884
Net deferred tax assets	**15,154**	3,828
Less valuation allowance	**(10,865)**	(10,332)
Net deferred tax (liability) asset	**$ 4,289**	$ (6,504)

The increase of $533,000 and $1,785,000 in the valuation allowance in 2001 and 2000, respectively, was attributable to foreign net operating losses for which no tax benefit has been provided.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these factors, management believes it is more likely than not that the Company will realize the benefits of deferred tax assets, net of the valuation allowance. As of December 31, 2001, the Company has recorded a net deferred tax asset of $4,289,000.

10. Comprehensive income (loss)

The following are the components of comprehensive income (loss) (in thousands):

Years ended December 31,	2001	2000	1999
Net loss	$ (945)	$(25,392)	$(22,205)
Other comprehensive (loss) income, before tax:			
Net unrealized gain (loss) on available-for-sale securities	(30,802)	45,667	(1,753)
Foreign currency translation adjustment	24	78	79
Comprehensive (loss) income before tax	(31,723)	20,353	(23,879)
Income tax benefit (expense) related to items of other comprehensive income (loss)	11,905	(17,691)	758
Comprehensive income (loss), net of tax	$(19,818)	$ 2,662	$(23,121)

The components of accumulated other comprehensive income (loss) are as follows:

December 31,	2001	2000	1999
Net unrealized gain (loss) on available-for-sale securities	$ 14,810	$ 45,612	$ (55)
Foreign currency translation adjustment	(657)	(681)	(759)
Accumulated other comprehensive income (loss) before tax	14,153	44,931	(814)
Accumulated income tax expense related to items of other comprehensive loss	(5,789)	(17,694)	(3)
Accumulated other comprehensive income (loss), net of tax	$ 8,364	$ 27,237	$ (817)

11. Common Stock, stock options and warrants

(a) Under the Company's non-qualified stock option plan, employees and certain other parties may be granted options to purchase shares of common stock. Although the Plan permits options to be granted at a price not less than 85% of the fair market value, the Plan options primarily are granted at the fair market value of the common stock at the date of the grant and are exercisable over periods not exceeding ten years from the date of grant. Shares of common stock are also reserved for issuance pursuant to other agreements. Changes in options and warrants outstanding during 1999, 2000 and 2001, and options and warrants exercisable and shares reserved for issuance at December 31, 2001, 2000 and 1999 are as follows:

	Common Stock		
Options and warrants outstanding	Price Range per share	Number of shares	Weighted-Average Exercise Price
December 31, 1998	$4.59 - 24.00	2,748,490	$ 9.09
Granted	8.00 - 17.25	793,825	9.91
Exercised	6.80 - 14.625	(122,352)	8.08
Terminated	7.69 - 24.00	(613,948)	9.80
December 31, 1999	4.59 - 24.00	2,806,015	9.21
Granted	3.375 - 6.00	666,133	4.66
Exercised	3.375 -	(69,200)	3.38
Terminated	5.375 - 17.25	(897,600)	10.46
December 31, 2000	3.375 - 24.00	2,505,348	7.74
Granted	3.00 - 4.61	452,000	4.47
Terminated	4.61 - 24.00	(166,683)	7.85
December 31, 2001	**3.00 - 15.375**	**2,790,665**	**7.37**
Options and warrants exercisable			
December 31, 1999	4.59 - 24.00	1,254,033	8.88
December 31, 2000	4.59 - 24.00	1,464,106	7.64
December 31, 2001	**3.00 - 15.375**	**2,058,096**	**7.12**
Shares reserved for issuance			
December 31, 1999		3,375,234	
December 31, 2000		3,816,571	
December 31, 2001		**3,638,303**	

At December 31, 2001, the weighted average remaining contractual life of all outstanding options was 3.9 years.

The following table summarizes information about the Plan's options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Years Remaining	Weighted Average Exercise Price
$ 3.00 - $ 7.75	1,619,980	4.6	$ 6.54
$ 8.00 - $10.41	650,525	2.4	$ 8.42
$11.15 - $24.00	208,600	2.9	$14.56
$ 3.00 - $24.00	2,479,105	3.9	$ 7.71

The following table summarizes the Class B Common Stock options as follows:

	Common Stock		
Options outstanding	Price Range per share	Number of shares	Weighted-Average Exercise Price
December 31, 1999	$8.50 - 8.69	500,000	$8.64
Exercised	8.50 - 8.69	(150,000)	8.53
December 31, 2000	8.69	350,000	8.69
Terminated	8.69	(350,000)	8.69
December 31, 2001		**-0-**	
Options exercisable			
December 31, 1999	8.50 - 9.00	500,000	8.64
December 31, 2000	8.69	350,000	8.69
December 31, 2001		**-0-**	

The Company reserved 950,000 shares of its Common Stock for issuance upon conversion of Class B Common Stock at each of the years ended December 31, 2000 and 1999. The Company reserved an additional 300,000 shares for a private placement transaction (see Note 11(e)) bringing the total to 1,250,000 shares reserved for issuance upon conversion of Class B Common Stock at December 31, 2001.

At December 31, 2001, 2000 and 1999, options outstanding included options for 239,498, 239,498 and 150,790 shares, respectively, for certain executive officers.

The holders of Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share on all matters without distinction between classes, except when approval of a majority of each class is required by statute. The Class B Common Stock is convertible at any time, at the option of the holders of such stock, into shares of common stock on a share-for-share basis. At December 31, 2001, 2000 and 1999, shares reserved for issuance were primarily related to options and warrants and the conversion of long-term debt.

(b) Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	2001	2000	1999
Net loss			
As reported	$ (945)	$(25,392)	$(22,205)
Pro forma	(4,203)	(28,435)	(24,363)
Basic loss per share			
As reported	(.09)	(2.04)	(1.95)
Pro forma	(.34)	(2.28)	(2.14)
Diluted loss per share			
As reported	(.09)	(2.04)	(1.95)
Pro forma	(.34)	(2.28)	(2.14)

Pro forma net loss reflects only options granted since 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

At December 31, 2001, 2000 and 1999, the per share weighted-average fair value of stock options granted was $2.98, $2.82 and $8.32, respectively, on the date of grant using the modified Black Scholes option-pricing model with the following weighted-average assumptions: 2001 - expected dividend yield 0%, risk-free interest rate of 4.78%, expected volatility of 66.13% and an expected life of 3.7 years; 2000 - expected dividend yield 0%, risk-free interest rate of 6.45%, expected volatility of 57.11% and an expected life of 4.7 years; 1999 - expected dividend yield 0%, risk-free interest rate of 5.49%, expected volatility of 43.82% and an expected life of 3.54 years.

(c) Loss per share (EPS) for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands, except per share amounts):

	2001	2000	1999
Basic EPS			
Net loss	$ (945)	$(25,392)	$(22,205)
Weighted average shares outstanding	13,209	12,468	11,401
Basic loss per share (e)	$ (.09)	$ (2.04)	$ (1.95)
Diluted EPS			
Net loss	$ (945)	$(25,392)	$(22,205)
Weighted average shares outstanding	13,209	12,468	11,401
Weighted average shares outstanding, diluted	13,209	12,468	11,401
Diluted loss per share (i)(e)	$ (.09)	$ (2.04)	$ (1.95)

Basic loss per share are based upon the weighted average number of common shares outstanding, including Class B common shares, during the period. Class B common stockholders have the same rights to share in profits and losses and liquidation values as common stock holders. Diluted loss per share are based upon the weighted average number of common shares outstanding during the period, assuming the issuance of common shares for all dilutive potential common shares outstanding.

(i) For the years ended December 31, 2001, 2000 and 1999, presentation of the dilutive effect of stock options and warrants, which totaled 24,000, 204,000 and 821,000, respectively, are not included since they are anti-dilutive.

(d) On May 5, 1999, the Company announced that its Board of Directors had authorized the purchase of up to 500,000 shares of the Company's common stock. During the year ended December 31, 1999, the Company repurchased 107,516 shares of its Common Stock.

(e) Pursuant to an agreement dated as of October 19, 2001 (the "Stock Purchase Agreement"), the Company has sold to an institutional investor (the "Investor") 300,000 shares (the "Shares") of Class B Common Stock for $900,000. Upon the disposition of any of the Shares (other than to an affiliate of the Investor who agrees to be bound by the provisions of the Stock Purchase Agreement) or at the request of the Board of Directors of the Company, the Investor is required to exercise the right to convert all of the Shares then owned by the Investor into an equal number of shares of common stock of the Company (the "Underlying Shares").

The Company is required to file a registration statement to register under the Securities Act of 1933 (the "Securities Act") the resale by the Investor of the Underlying Shares. On any date prior to October 19, 2003 during which the Investor is not able to resell the Underlying Shares pursuant to such registration statement, the Investor has the right to require the Company to purchase all, but not less than all, of the Shares and Underlying Shares then held by the Investor for a purchase price (the "Put Price') equal to the product of (i) the number of Shares and Underlying Shares owned by the Investor and (ii) the then current market price per share of common stock. The Company may pay the Put Price at the option of the Company, in (i) cash, (ii) shares of Millennium owned by the Company with a current market price equal to the Put Price, or (iii) a combination of cash and shares of Millennium.

At December 31, 2001, the Company had a put option obligation of $240,000. This amount has been recorded in additional paid in capital in the accompanying Consolidated Balance Sheet and is deemed to be a dividend for purposes of the basic and diluted loss per share calculation.

(f) In June, 2001, the Company entered into an agreement with a financial consulting firm to provide certain services for which the Company, in addition to cash payments, agreed to issue warrants to purchase 300,000 shares of the Company's common stock at an exercise price of $4.60 per share. In connection with the issuance of these warrants, the Company recorded an expense of $750,000 for these warrants which is included in Selling, general and administrative expense in the Consolidated Statement of Operations.

12. Business segments

The operations of the Company currently consist of the following four business segments, by which the Company is managed.

The Company's principal operating subsidiary is General Physics Corporation (GP). GP operates in two business segments. The Manufacturing & Process Group provides technology based training, engineering, consulting and technical services to leading companies in the automotive, steel, power, oil and gas, chemical, energy, pharmaceutical and food and beverage industries, as well as to the government sector. The Information Technology Group provides IT training programs and solutions, including Enterprise Solutions and comprehensive career training and transition programs.

The Optical Plastics Group, which consists of MXL, manufactures coated and molded plastic products. The Company's fourth segment is the Hydro Med Sciences and Other Group.

The management of the Company does not allocate the following items by segment: Investment and other income, interest expense, selling, general and administrative expenses, depreciation and amortization expense, income tax expense, significant non-cash items and long-lived assets. Inter-segment sales are not significant.

The following tables set forth the sales and operating results attributable to each line of business and includes a reconciliation of the segments sales to consolidated sales and operating results to consolidated income (loss) before income taxes (in thousands):

Year ended December 31,	2001	2000	1999
Sales			
Manufacturing & Process	$164,361	$161,859	$160,326
Information Technology	11,061	24,593	53,619
Optical Plastics	11,184	10,998	10,353
HMS	5	17	512
	$186,611	$197,467	$224,810
Operating results			
Manufacturing & Process	$ 8,679	$ 10,870	$ 13,166
Information Technology	1,596	(7,331)	(11,856)
Optical Plastics	1,192	1,272	1,215
HMS	(3,285)	(2,131)	(1,832)
Total operating profit	8,182	2,680	693
Interest expense	(4,733)	(5,616)	(4,922)
Corporate general and administrative expenses, amortization of goodwill, and Investment and other income, net	(1,879)	(31,329)	(17,064)
Income (loss) from operations before income taxes	$ 1,570	$ (34,265)	$ (21,293)

Operating profits represent sales less operating expenses. In computing operating profits, none of the following items have been added or deducted: general corporate expenses at the holding company level, restructuring charges, foreign currency transaction gains and losses, investment income, loss on investments, loss on sale of assets, amortization of goodwill and interest expense. General corporate expenses at the holding company level, which are primarily salaries, occupancy costs, professional fees and costs associated with being a publicly traded company, totaled approximately $3,033,000 (net of a credit to compensation expense of $2,370,000 relating to a non-cash deferred compensation plan), $7,632,000 (including a non-cash compensation expense of $3,809,000) and $4,300,000 for the years ended December 31, 2001, 2000 and 1999, respectively. For the years ended December 31, 2001, 2000 and 1999, sales to the United States government and its agencies represented approximately 29%, 24% and 21%, respectively, of sales and are included in the Manufacturing & Process and Information Technology segments.

Additional information relating to the Company's business segments is as follows (in thousands):

December 31,	2001	2000	1999
Identifiable assets			
Manufacturing & Process	$ 74,587	$ 78,761	$ 52,924
Information Technology	5,039	9,283	20,171
Optical Plastics	9,929	9,807	9,835
HMS & Corporate	74,336	114,727	114,188
	$163,891	$212,578	$197,118

Years ended December 31,	2001	2000	1999
Additions to property, plant, and equipment, net			
Manufacturing & Process	$ 557	$ 530	$ 745
Information Technology	38	58	1,081
Optical Plastics	693	255	856
HMS & Corporate	163	197	277
	$ 1,451	$ 1,040	$ 2,959

Years ended December 31,	2001	2000	1999
Depreciation			
Manufacturing & Process	$ 1,322	$ 1,432	$ 1,954
Information Technology	231	835	1,260
Optical Plastics	474	489	487
HMS & Corporate	81	115	74
	$ 2,108	$ 2,871	$ 3,775

Identifiable assets by industry segment are those assets that are used in the Company's operations in each segment. Corporate and other assets are principally cash and cash equivalents, marketable securities and intangibles, including goodwill.

Information about the Company's net sales in different geographic regions, which are attributed to countries based on location of customers, is as follows (in thousands):

Years ended December 31,	2001	2000	1999
United States	$173,008	$174,462	$175,185
Canada	2,756	7,181	25,309
United Kingdom	6,962	11,028	17,127
Latin America and other	3,885	4,796	7,189
	$186,611	$197,467	$224,810

Information about the Company's identifiable assets in different geographic regions is as follows (in thousands):

December 31,	2001	2000	1999
United States	$155,694	$205,797	$180,057
Canada	3,653	3,371	9,533
United Kingdom	2,821	1,928	5,087
Latin America and other	1,723	1,482	2,441
	$163,891	$212,578	$197,118

All corporate intangible assets of the Company, as well as other corporate assets, are assumed to be in the United States.

13. Fair value of financial instruments

The carrying value of financial instruments including cash and cash equivalents, marketable securities, accounts receivable, accounts payable and short-term borrowings approximate estimated market values because of short maturities and interest rates that approximate current rates.

The carrying values of investments, other than those accounted for on the equity basis, approximate fair values based upon quoted market prices. The investments for which there is no quoted market price are not significant.

The estimated fair value for the Company's debt is as follows (in thousands):

	December 31, 2001		December 31, 2000	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Term Loan	$	$	$ 13,313	$ 13,313
Other long-term debt	6,863	6,863	4,299	4,299

Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

14. Accounting for certain investments in equity securities

The gross unrealized holding gains (losses) and fair value for available-for-sale securities were as follows (in thousands):

		Gross Unrealized Holding		
	Cost	Gains	Losses	Fair Value
Available-for-sale equity securities:				
December 31, 2001	$ 4,633	$ 14,810	$	$ 19,443
December 31, 2000	$ 6,136	$ 45,619	$ (7)	$ 51,748
December 31, 1999	$ 502	$ 6	$ (61)	$ 447

Differences between cost and market, net of taxes, of $9,021,000, $27,918,000 and $(58,000) and at December 31, 2001, 2000 and 1999, respectively, were credited (debited) to a separate component of shareholders' equity called Accumulated other comprehensive income (loss).

15. Asset Impairment Charge and Restructuring Charge

During 1999, the Company adopted restructuring plans, primarily related to its IT Business segment. The Company took steps in order to change the focus of the IT group from open enrollment information technology training courses to project oriented work for corporations, which was consistent with the focus of GP's current business. In connection with the restructuring, the Company closed, downsized, or consolidated 7 offices in the United States, 10 offices in Canada and 5 offices in the United Kingdom (UK), and terminated approximately 156 employees.

In connection with the restructuring, the Company recorded a charge of $7,374,000 in 1999, of which $2,754,000 had been utilized through December 31, 1999. During 2000, the Company utilized $2,501,000 of the reserve and reversed $180,000. As of December 31, 2000, $707,000 is included in accounts payable and accrued expenses and $1,232,000 is included in other non-current liabilities in the accompanying Consolidated Balance Sheet.

During 2001, the Company utilized $663,000 of the reserve and reversed $202,000. As of December 31, 2001, $330,000 is included in accounts payable and accrued expenses and $744,000 is included in other non-current liabilities in the accompanying Consolidated Balance Sheet.

The Company believed at the time the restructuring plan was adopted that the strategic initiatives and cost cutting moves taken in 1999 and the first quarter of 2000 would enable the IT Group to return to profitability in the last six months of 2000. However, those plans were not successful, and the Company determined that it could no longer bring the open enrollment IT business to profitability. Additionally there had been further impairment to intangible and other assets. In July 2000, as a result of the continued operating losses incurred by the IT Group, as well as the determination that revenues would not increase to profitable levels, the Company decided to close its open enrollment IT business in the third quarter of 2000.

As a result, for the year ended December 31, 2000, the Company recorded asset impairment charges of $19,245,000 related to the IT Group. The charges are comprised of a write-off of intangible assets of $16,663,000 as well as write-offs of property, plant and equipment and other assets relating to the closed offices, totaling $2,582,000.

The Company believes that the remaining unamortized goodwill from its acquisition of Learning Technologies of approximately $5,000,000, which relates to the IT project business, is recoverable from future operations. However, if the remaining IT operations do not achieve profitable operating results, there can be no assurance that a further impairment charge will not be required.

In addition, the Company recorded an $8,630,000 restructuring charge, net of a $180,000 reversal of the 1999 restructuring plan, in 2000. Of this charge, $3,884,000 had been utilized through December 31, 2000. Of the remaining $4,926,000 balance as of December 31, 2000, $2,932,000 was included in Accounts payable and accrued expenses and $1,994,000 was included in Other non-current liabilities in the Consolidated Balance Sheet. During 2001, the Company utilized $2,302,000 of the reserve and reversed $972,000 as a result of favorable settlements on certain leases and contractual obligations. As of December 31, 2001 $832,000 is included in accounts payable and accrued expenses and $820,000 is included in other non-current liabilities in the Consolidated Balance Sheet.

The components of the 2000 restructuring charge are as follows (in thousands):

	Severance and related benefits	Lease and related obligations	Contractual obligations	Other facility related costs	Total
Restructuring charges during 2000	$1,825	$ 5,185	$1,590	$210	$ 8,810
Utilization	1,683	1,826	165	210	3,884
Balance December 31, 2000	$ 142	$ 3,359	$1,425	$	$ 4,926
Utilization	142	1,484	676		2,302
Reversal of Restructuring charges during 2001		575	397		972
Balance December 31, 2001	**$**	**$1,300**	**$ 352**	**$**	**$1,652**

The components of the 1999 restructuring charge are as follows (in thousands):

	Severance and related benefits	Lease and related obligations	Other facility related costs	Total
Restructuring charges during 1999	$1,555	$ 5,237	$582	$ 7,374
Utilization	1,266	1,031	457	2,754
Balance December 31, 1999	$ 289	$ 4,206	$125	$ 4,620
Utilization	184	2,264	53	2,501
Reversal of restructuring charges during 2000	105	3	72	180
Balance December 31, 2000	$	$ 1,939	$	$ 1,939
Utilization		663		663
Reversal of Restructuring charges during 2001		202		202
Balance December 31, 2001	**$**	**$1,074**	**$**	**$1,074**

The remaining amounts that have been accrued for contractual obligations will be expended by December 31, 2002. Lease obligations are presented at their present value, net of assumed sublets.

In connection with the 1999 restructuring, the Company had incurred write-offs of inventory and other assets related to certain revenue producing activities which were exited as part of the restructuring ($3,984,000), which were included in Cost of sales in the Consolidated Statement of Operations. In addition, GP had incurred charges related to write-offs of assets related to certain revenue producing activities which were being exited as a result of the restructuring ($4,437,000), which were included in Selling, general and administrative expenses in the Consolidated Statement of Operations.

16. Related party transactions

(a) In 2000, the Company made loans to an officer who was the President and Chief Executive Officer as well as a director of the Company totaling approximately $1,278,000 to purchase an aggregate of 150,000 shares of Class B Stock. At December 31, 2001 and 2000, the Company had total loans receivable from such officer in the amount of approximately $4,095,000, the proceeds of which were used to purchase an aggregate of 537,500 shares of Class B Common Stock.

Such loans bear interest at the prime rate of Fleet Bank and are secured by the purchased Class B Common Stock and certain other assets. All principal on the loans and accrued interest of $881,000 and $594,000 at December 31, 2001 and 2000, respectively, are due on May 31, 2004. In prior years, the Company made unsecured loans to such officer in the amount of approximately $334,000, which unsecured loans primarily bear interest at the prime rate of Fleet Bank.

(b) In 1999, the Company purchased 43,593 shares of Common Stock from such officer for a purchase price of approximately $828,000. The officer utilized the proceeds from such sale to reduce his outstanding indebtedness to the Company.

(c) On February 11, 2000, an affiliate of Andersen, Weinroth & Co., L.P. ("Andersen Weinroth") purchased 200,000 shares of Class B Common Stock for $1,200,000. In addition, a general partner of Andersen Weinroth joined the Board of Directors of the Company. On October 11, 2001, this general partner resigned from the Board of Directors of the Company and pursuant to an agreement dated as of February 11, 2000, on October 11, 2001, this general partner converted the 200,000 shares of Class B Common Stock into an equal number of shares of Common Stock.

17. Commitments and Contingencies

(a) The Company has several noncancellable leases for real property and machinery and equipment. Such leases expire at various dates with, in some cases, options to extend their terms. Lease commitments related to facilities closed as part of the restructuring *(see Note 15)* are not included below.

Minimum rentals under long-term operating leases are as follows (in thousands):

	Real property	Machinery & equipment	Total
2002	$3,855	$1,026	$4,881
2003	1,901	818	2,719
2004	962	158	1,120
2005	720	18	738
2006	446		446
Thereafter	18		18
Total	$7,902	$2,020	$9,922

Several of the leases contain provisions for rent escalation based primarily on increases in real estate taxes and operating costs incurred by the lessor. Rent expense was approximately $5,349,547, $9,565,038 and $12,842,000 for 2001, 2000 and 1999, respectively.

(b) The Company has guaranteed $1,800,000 of GSES' debt through March 2003 in return for warrants to purchase 150,000 shares of GSES common stock at an exercise price of $2.38 per share, which expire August 17, 2003.

(c) As part of the 1998 transaction discussed in Note 3(a), the Company guaranteed the leases for two of Five Star's warehouses totaling approximately $1,513,000 per year through 2007.

(d) The Company is party to several lawsuits and claims incidental to its business, including a claim regarding an environmental matter. Management believes that the ultimate liability, if any, of these lawsuits and claims, will not have a material adverse effect on the Company's consolidated financial statements.

18. Termination of Merger Agreement

On February 11, 2000, the Company terminated its previously announced merger agreement with VS&A Communications Partners III, L.P. ("VS&A"), an affiliate of Veronis, Suhler & Associates Inc. To induce VS&A to agree to the immediate termination of the merger agreement and to give the Company a general release, on February 11, 2000, the Company issued to VS&A, as partial reimbursement of the expenses incurred by it in connection with the merger agreement, 83,333 shares of the Company's Common Stock and an 18-month warrant to purchase 83,333 shares of the Company's Common Stock at a price of $6.00 per share (which has now expired). The consideration was valued at $686,000, and is included in Selling, general and administrative expenses in the December 31, 1999 Consolidated Statement of Operations.

19. Litigation

On January 3, 2001, the Company commenced an action alleging that MCI Communications Corporation, Systemhouse, and Electronic Data Systems Corporation, as successor to Systemhouse, committed fraud in connection with the Company's 1998 acquisition of Learning Technologies from the defendants for $24.3 million. The Company seeks actual damages in the amount of $117.9 million plus interest, punitive damages in an amount to be determined at trial and costs.

The complaint, which is pending in the New York State Supreme Court, alleges that the defendants created a doctored budget to conceal the poor performance of the United Kingdom operation of Learning Technologies. The complaint also alleges that the defendants represented that Learning Technologies would continue to receive business from Systemhouse even though the defendants knew that the sale of Systemhouse to EDS was imminent and that such business would cease after such sale. In February 2001, the defendants filed answers denying liability. No counterclaims against the plaintiffs have been asserted. Although discovery has not yet been completed, defendants have made a motion for summary judgment which is scheduled to be submitted on April 5, 2002.

Independent Auditors' Report

The Board of Directors and Stockholders
GP Strategies Corporation:

We have audited the consolidated financial statements of GP Strategies Corporation and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GP Strategies Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
March 28, 2002

Board of Directors

Jerome I. Feldman[1]
Chairman of the Board and Chief Executive Officer

Scott N. Greenberg[1,4]
President and Chief Financial Officer

Marshall S. Geller[4]
Chairman, Chief Executive Officer and Founding Partner of Geller & Friend Capital Partners, Inc.

Sheldon L. Glashow, Ph.D.[3]
Nobel Laureate (1979), Arthur G. B. Metcalf Professor of Science and University Professor at Boston University

Roald Hoffmann, Ph.D.[1,3]
Nobel Laureate (1981), Professor of Physical Science, Cornell University

Bernard M. Kauderer[3]
Vice Admiral U.S. Navy (Ret.)

John C. McAuliffe
President General Physics Corporation

George J. Pedersen[2]
Chairman of the Board, Chief Executive Officer and President ManTech International Corporation

Ogden R. Reid[3]
Former U.S. Congressman Former U.S. Ambassador to Israel

Gordon Smale[2,4]
President Atlantic Oil Company

1 Member of the Executive Committee
2 Member of the Compensation Committee
3 Member of the Audit Committee
4 Member of the Corporate Governance Committee

Corporate Officers

Jerome I. Feldman
Chairman of the Board and Chief Executive Officer

Scott N. Greenberg
President and Chief Financial Officer

John C McAuliffe
Senior Vice President

Andrea D. Kantor
Vice President and General Counsel

Lydia M. DeSantis
Corporate Secretary

Herbert R. Silverman
Senior Advisor

Barry F. Blatt
Director of Taxes

Carole Nussbaum
Assistant Treasurer

Operating Companies

General Physics Corporation
6700 Alexander Bell Drive
Columbia, MD 21046

MXL Industries, Inc.
1764 Rohrerstown Road
Lancaster, PA 17601

Certified Public Accountants

KPMG LLP
345 Park Avenue
New York, NY 10154

Registrar and Transfer Agent

Computershare Investor Services LLC
P. O. Box A3504
Chicago, IL 60690-3504
(312) 360-5430

Form 10K

Shareholders may obtain a copy of GP Strategies' 10-K free of charge by writing to:

Lydia M. DeSantis
Corporate Secretary
GP Strategies Corporation
9 West 57th Street
Suite 4170
New York, NY 10019

Quarterly Stock Information

NYSE; Market Price of Common Stock

Quarter 2001	High	Low
First	$5.00	$3.50
Second	5.39	3.20
Third	5.14	3.05
Fourth	4.10	2.40

Quarter 2000	High	Low
First	$7.00	$4.13
Second	5.75	3.06
Third	7.13	2.63
Fourth	6.38	3.63

As of March 11, 2002 there were 2,114 Shareholders of the Company's common stock.

GP Strategies Corporation
9 West 57th Street
New York, NY 10019
212.826.8500